ROSA A. TESTANI 212.872.8115 rtestani@akingump.com

June 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention: Patrick Fullem and Erin Purnell

Re:	Terran Orbital Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2022
File No. 333-264447

Dear Mr. Fullem and Ms. Purnell:

On behalf of Terran Orbital Corporation (the “Company”), reference is made to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 10, 2022 (the “Comment Letter”), with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the Comment Letter, the Company is filing today Amendment No. 2 (the “Amendment”) to the Registration Statement through EDGAR.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter in bold, followed by the Company’s responses thereto (including page number references to the Amendment). The Company has reviewed this letter and authorized us to make the representations on their behalf.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-1 Filed June 1, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 78

1.

We note your response to comment 3 that warrant holders are unlikely to exercise their warrants. Describe the impact on your liquidity and update the discussion regarding your ability to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes the exercise of the Warrants is not material to the Company’s liquidity position since it has not relied upon, and is not dependent upon, the receipt of the cash proceeds from the exercise of the Warrants offered in the prospectus as a source of liquidity to fund its operations in the next twelve months. For purposes of clarity, the Company has revised the disclosure on page 78 to expressly state that the Company has not relied upon, and is not dependent upon, the receipt of the cash proceeds from the exercise of the Warrants offered in the prospectus as a source of liquidity to fund its operations in the next twelve months.

Securities and Exchange Commission June 16, 2022 Page 2

2.

We note your response to comment 7 and the agreement that certain investors have the right to sell back warrants to you at a fixed price for a given period. Please revise to discuss the risks that the agreement may pose to other holders if you are required to buy back the warrants as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business plan.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 in response to the Staff’s comment.

3.

We note your response to comment 8 that you expect to need to raise additional funds in order to proceed with your business plan. Discuss the effect of this offering and the unlikelihood that you will receive significant proceeds from exercises of the warrants on your ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes its existing disclosure contained in the third paragraph under the “Liquidity” subheading on page 78 of the Registration Statement (which is also set forth as the third paragraph under the “Liquidity” subheading on page 78 of the Amendment), including the statements that the sales, or possibility of sales by the Selling Securityholders in the offering may make it more difficult for the Company to sell equity securities in the future at a time and price that the Company deems appropriate and the cross-references to the applicable risk factor disclosures, had already addressed the Staff’s previous comment. In light of the foregoing, the Company respectfully did not make any revisions to the disclosure in the Amendment at this time in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 872-8115.

Very truly yours,

/s/ Rosa A. Testani
Rosa A. Testani

cc:	Terran Orbital Corporation
Marc H. Bell
Gary Hobart

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